Exhibit 99.1

Medigus Ltd. Signs Non-Binding LOI to Acquire Controlling Interest in B2B/B2C Electronics Wholesale Distributor

Medigus Will Leverage Proprietary Ecommerce Tools to Propel Online Presence in Global Market

OMER, Israel, July 19, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology-based company engaged in advancing innovative solutions for large-scale market applications, today announced it has signed a non-binding letter of intent to purchase a controlling interest in a Business-to-Business (B2B) and Business-to-Consumer (B2C) electronics distributor (the target company) with several outlets in Israel and a growing e-commerce operation.

The target company is a growing wholesale distributer of quality electrical infrastructure products, lighting fixtures, ventilation and heating components, tools, accessories and related professional equipment for contractors, construction companies, public organizations, factories of all sizes and individuals. Sales are made on-site at the target company outlets, and through its full-service website. According to the target company’s unaudited annual financial reports, revenues for 2020 were approximately $11.4 million, and its adjusted EBITDA for 2020 was approximately $1.2 million.

According to the LOI, Medigus will hold 50.06% of the issued and outstanding share capital of the target company, acquired through the acquisition of shares from the target company’s current shareholders, in consideration for cash and restricted ADSs of Medigus. The total consideration, estimated to amount to $3.3 million, is based on the target company’s valuation calculated according to its adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), as reflected in its income statement for the period ended December 31, 2020, multiplied by five, and subject to adjustment based on its 2021 annual results. Under the terms of the LOI, the parties will use commercially reasonable efforts to negotiate and execute the definitive agreement within sixty (60) days of the signing of the non-binding LOI.

Medigus continues to target candidates with strong fundamentals and a solid infrastructure in sectors where it believes its expertise can provide real value. This potential acquisition will expand Medigus’ online platform and may lead to collaborations between Medigus’ subsidiaries using their vast online sales capabilities.

About Medigus Ltd.

Medigus Ltd. is a technology-based company engaged in advancing innovative solutions for large-scale market applications through investment, partnership and joint ventures. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when it discusses the non-binding LOI signed with target company, the expected valuation of the acquisition price, the expected timing of the signing of the definitive agreement and that this potential acquisition will expand Medigus’ online platform and may result in Medigus’ subsidiaries collaborating. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. The LOI described herein is non-binding and the definitive agreement may not be signed. The parties’ inability to reach a binding agreement may be caused by a myriad of factors, some outside of Medigus and the target company’s control. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com